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STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

September 16, 2024

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Post-Effective Amendment No. 56

File Nos. 333-255884; 811-23661

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by Ms. Alison White of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 56 to the Registrant’s registration statement on Form N-1A.

PEA No. 56 was filed for the purpose of registering shares of Harbor PanAgora Dynamic Large Cap Core ETF (the “Fund”), a new series of the Registrant.

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 56.

COMMENT 1:	(Prospectus – Fee Table) Please provide the Staff with the Fund’s completed fee and expense table prior to the effective date.

Response:	The Registrant has provided a completed fee table and expense example in Appendix A.

COMMENT 2:

(Prospectus – Fund Summary – Principal Investment Strategy)

In regard to the reference to certain metrics measuring a company’s financial and operational health, please disclose some of the metrics the Fund will use to identify potential investments.

Response:	The Registrant notes that the Subadvisor employs an active, quantitative strategy and specific metrics will vary across sectors and companies.

September 16, 2024 Page 2

Accordingly, the Registrant respectfully declines to make any changes in response to this Comment.

COMMENT 3:

(Prospectus – Fund Summary – Principal Investment Strategy)

In regard to the sentence that states the Subadvisor believes that above-market returns can be generated by investing in high-quality companies with strong management and superior competitive edge, please clarify how the Subadvisor will measure above-market returns and over what time period.

Response:

The Registrant has incorporated the comment and revised the disclosure as follows:

“The Subadvisor believes that excess~~above-market~~ returns compared to the Fund’s benchmark, the S&P 500 Index (or “alpha”) can be generated over the long term by investing in high-quality companies with strong management and superior competitive edge, positive sentiment and/or attractive valuations.”

COMMENT 4:

(Prospectus – Additional Information About the Fund’s Investments – Principal Investments)

Please add Item 9 disclosure further describing the alpha factors in greater detail and explain how the Subadvisor determines the presence of each factor.

Response:

The Registrant has incorporated this comment by revising the Item 4 disclosure to include additional detail describing alpha factors, as shown below:

“The Subadvisor seeks to generate ~~above market~~excess returns using its proprietary alpha modeling approach that incorporates a diverse set of uncorrelated fundamentally and economically driven alpha factors related to each company’s financial and operational health to build a unique model for each stock within the investible universe. The Subadvisor maintains an inventory of alpha factors ~~uses a broad array of factors~~ that fall into categories including, but not limited to, value, momentum, and quality factors. These factors seek to systematically capture fundamental business strength and qualities.”

COMMENT 5:

(Prospectus – Fund Summary – Principal Investment Strategy)

With respect to ESG disclosure in the principal investment strategy disclosure, please describe some of the tools and factors the Subadvisor will use to identify ESG attributes and the types of attributes it will consider when evaluating investments.

September 16, 2024 Page 3

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“The Subadvisor also believes in the alpha generation potential of environmental, social and governance (‘ESG’) factors. The Subadvisor utilizes tools and analyzes metrics that are designed to ~~evaluate~~assess companies’ ESG attributes to develop proprietary ESG alpha factors that are ~~both additive as well as complementary to~~evaluated alongside the other alpha factors. The consideration of ESG alpha factors ~~are blended~~together with other alpha ~~signals~~factors ~~and thus~~ contributes to a company’s overall alpha score. The Subadvisor may rely on tools such as data sets that reflect corporate filings and earnings transcripts that the Subadvisor uses to capture different ESG attributes including board makeup and quality, honesty in communications to investors as well as resource efficiency, which is derived from alternative data sets. The ESG metrics and information used in the portfolio construction process may change over time and may not be relevant to all companies that are eligible for investment by the Fund. The Subadvisor’s proprietary alpha modeling tool is designed to systematically establish a tailored alpha forecast model for each company and adapts this forecast as a company’s fundamental characteristics evolve over time.”

COMMENT 6:

(Prospectus – Fund Summary – Principal Investment Strategy)

Please clarify in the filing what is meant by the statement that ESG alpha factors may be “both additive as well as complementary” to other alpha factors.

Response:	The Registrant has incorporated this comment and revised the disclosure as shown in the response to Comment 5.

COMMENT 7:	(Prospectus – Fund Summary – Principal Investment Strategy) Please clarify in the filing what alpha signals are and whether these are the same as alpha factors.

Response:	The Registrant has incorporated this comment and revised the disclosure as shown in the response to Comment 5.

COMMENT 8:

(Prospectus – Fund Summary – Principal Investment Strategy)

In regard to the statement that the Subadvisor’s optimization tool analyzes, among other things, tracking error and systematic risk, please explain what tracking error and systematic risk mean as used in that sentence.

September 16, 2024 Page 4

Response:

The Registrant has incorporated this comment and revised the disclosure as shown below. The Registrant notes that the reference to “systematic risk” is a reference to “market risk,” which is a more commonly understood term and for which Item 4 risk disclosure is included explaining the meaning of that term.

“This optimization tool also analyzes several risk metrics, including, among others, tracking error relative to the Fund’s benchmark, ~~systematic~~market risk, and concentration risk.”

COMMENT 9:

(Prospectus – Fund Summary – Principal Investment Strategy)

In regard to the statement that the Fund may invest a significant portion of its assets in one or more related industries or sectors, if the Fund will focus on a particular industry or sector, please add principal strategy and risk disclosure.

Response:	The Registrant notes that the Fund does not intend to focus on a particular industry or sector.

COMMENT 10:

(Prospectus – Fund Summary – Principal Risks)

Please consider adding disclosure to the Large Cap Risk factor to the extent that (1) large cap companies may be less able than smaller cap companies to adapt to changing market conditions and (2) large cap companies may be more mature and subject to more limited growth potential compared with smaller cap companies.

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“Large Cap Risk: Large cap stocks may fall out of favor relative to small or mid cap stocks, which may cause the Fund to underperform other equity funds that focus on small or mid cap stocks. Large cap companies may be less able than smaller cap companies to adapt to changing market conditions and may be more mature and subject to more limited growth potential than smaller cap companies.

COMMENT 11:

(Prospectus – Investment Objective)

The Fund’s investment objective is stated as to seek total return in the “Additional Information about the Fund’s Investments” section, however it is stated as to seek long-term total return in the Fund Summary section. Please reconcile.

Response:	The Registrant has reconciled the disclosure and revised it to state that the Fund’s investment objective is “to seek long-term total return” in both instances.

September 16, 2024 Page 5

COMMENT 12:

(Prospectus – Additional Information About the Fund’s Investments – Principal Investments)

Please provide examples of the types of third-party data that the Subadvisor will rely upon in conducting its ESG analysis.

Response:

The Registrant respectfully notes that it has provided examples of the types of third-party data that the Subadvisor will rely upon in conducting its ESG analysis in Item 4. Furthermore, the Registrant respectfully notes that the Fund does not hold itself out as an ESG-focused fund and that ESG factors are among the many factors that the Subadvisor considers in evaluating an investment. Accordingly, the Registrant does not believe it is appropriate to overemphasize the ESG-related data the Subadvisor will rely upon as part of its analysis relative to other factors considered as part of its investment process. For these reasons, the Registrant respectfully declines to incorporate any changes in response to this comment.

COMMENT 13:

(Prospectus – PanAgora Dynamic U.S. Large Cap Core Composite Performance Information)

Please represent supplementally that the Fund has the records necessary to support the calculation of the performance that is required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:

The Registrant notes that the Subadvisor maintains the records needed to calculate the performance of the composite. The Registrant has reviewed the records necessary to support the performance calculations used in the composite and the Fund could obtain the necessary support from the Subadvisor upon request.

COMMENT 14:

(Prospectus – PanAgora Dynamic U.S. Large Cap Core Composite Performance Information)

Please confirm that the deduction of the Fund’s net operating expenses from the composite’s performance does not result in higher performance than what would have been achieved using the composite’s actual fees and expenses. If this cannot be represented supplementally, please revise the performance to reflect the composite’s actual fees.

Response:	The Registrant represents that the use of the Fund’s net operating expenses does not result in performance that is higher than what would have been achieved using the actual fees and expenses.

COMMENT 15:	(Prospectus – PanAgora Dynamic U.S. Large Cap Core Composite Performance Information)

September 16, 2024 Page 6

The PanAgora composite was comprised of one account as of December 31, 2023. It is confusing that the disclosure states “not all of the accounts currently comprising the composite are subject to certain investment limitations, diversification requirements and other restrictions imposed by the Investment Company Act of 1940 and the Internal Revenue Code of 1986.” Please revise the statement to reflect the fact that the composite only includes one account and specify whether it is or is not subject to the same requirements.

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“The Fund’s actual performance may vary significantly from the past performance of the PanAgora Composite. While the account~~s~~ comprising the PanAgora Composite incurs inflows and outflows of cash from clients, there can be no assurance that the continuous offering of the Fund’s shares and the Fund’s obligation to redeem its shares will not adversely impact the Fund’s performance. Also, ~~not all of the accounts~~the account currently comprising the PanAgora Composite ~~are~~is not subject to certain investment limitations, diversification requirements and other restrictions imposed by the Investment Company Act of 1940 and the Internal Revenue Code of 1986, as amended (the “internal Revenue Code”) to which the Fund is subject. If these limitations, requirements and restrictions were applicable to the account~~s~~ in the PanAgora Composite, they may have had an adverse effect on the performance results of the PanAgora Composite. However, PanAgora does not believe that ~~such accounts~~the account comprising the PanAgora Composite would have been managed in a significantly different manner had ~~they~~it been subject to such investment limitations, diversification requirements and other restrictions.”

COMMENT 16:

(Prospectus – PanAgora Dynamic U.S. Large Cap Core Composite Performance Information)

Please advise the Staff as to when the strategy started applying the types of ESG screens that the Fund anticipates using and, to the extent there is a material discrepancy, why the discrepancy does not render the presentation misleading.

Response:

The Registrant notes that the overall strategy has been consistent but the specific factors considered have varied over time, including ESG-related factors. The Registrant does not believe that the performance presentation is misleading.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

September 16, 2024 Page 7

Sincerely,

/s/ Stephanie A. Capistron

Stephanie A. Capistron

Cc:	Diana R. Podgorny, Esq.

Meredyth Whitford-Schultz, Esq.

Sean Seaman, Esq.

Harbor ETF Trust

Christopher P. Harvey, Esq.

Dechert LLP

Appendix A Fees and Expenses of the Fund This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment) Management Fees 0.35% Distribution and Service (12b-1) Fees None Other Expenses1,2 0.00% Total Annual Fund Operating Expenses 0.35% 1 Pursuant to the Investment Advisory Agreement, the Advisor pays all of the operating expenses of the Fund, except for (i) the fee payment under the Investment Advisory Agreement; (ii) payments under the Fund’s 12b-1 plan (if any); (iii) the costs of borrowing, including interest and dividend expenses; (iv) taxes and governmental fees; (v) acquired fund fees and expenses; (vi) brokers’ commissions and any other transaction-related expenses and fees arising out of transactions effected on behalf of the Fund; (vii) costs of holding shareholder meetings; and (viii) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund’s business. 2 “Other Expenses” are estimated for the current fiscal year. Expense Example This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other exchange-traded funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, under these assumptions, your costs would be: One Year Three Years S36 $113